SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Administration Proposal

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

STATEMENT TO THE SHAREHOLDERS

ITEM I

CAPITAL INCREASE WITH SUBSCRIPTION OF SHARES.

The administration of the Company submits for the appreciation of the General Extraordinary Meeting (AGE) to be held on 01/11/2011, a proposal for Capital Increase corresponding to the Credit capitalization of the Advance for Future Capital Increase – AFACs.

The new share capital will go from R$ 26,156,567,211.64 to the capital deriving from the amount of shares resulting from the value of AFACs adjusted by the Selic rate up to the date of the Meeting and the quotations which will be verified for the mentioned capital increase.

Advance for Future Capital Increase – AFACs

Decree nº 68,419, of 03/25/1971, which regulated the Electrification Federal Fund – FFE also established that Eletrobras will be responsible for the management and handling of the resources from this Fund, passed on by the Government, whose purpose is to provide and to finance utilities for production, transmission and/or distribution of electric energy.

From the periods between 1994 and 1996, from 1998 to 2003 and in 2005, the Government allocated resources for application in several projects covered by the FFE, whose relending was recorded specifically as Advance for Future Capital Increase – AFACs, in the shareholders’ equity of Eletrobras, being updated monetarily by the Selic rate, whose value on 11/30/2010 was R$ 5,084,993,702.41 (five billion, eighty-four million, nine hundred ninety-three thousand, seven hundred and two reais and forty-one cents).

The AFAC is a simple transfer of financial resources made by any shareholder from the society to guarantee the realization of investment projects or to deal with situations linked to cash difficulties.

The capital increase shall be realized pursuant to a private subscription of common shares (ON) and preferred (PNB) from Eletrobras, proportional to the number of shares held by the shareholders, maintaining the proportionality in the capital, pursuant to Art. 171 of Law nº 6,404/76.

The subscription prices of the common ON and preferred PNB shares shall be fixed taking into account the average of the average quotations, weighted by the quantity of shares traded in BM&FBovespa over the last 30 (thirty) negotiations prior to the date of the General Extraordinary Meeting to be held on 01/11/2011.

Consequently, Article 6 of the Company’s By-laws will be altered.

Exhibit I  below shows the information of the proposal of Capital Increase, pursuant to the Instruction CVM 481/09 (Exhibit 14).

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EXHIBIT I

CAPITAL INCREASE

(EXHIBIT 14 FROM INSTRUCTION CVM 481/09)

1. To inform the amount of the increase and of the new share capital

R$
CURRENT SHARE CAPITAL	26,156,567,211.64
CAPITAL INCREASE	*5,084,993,702.41
NEW SHARE CAPITAL	31,241,560,914.05

*Value to be corrected by the Selic rate up to the AGE date.

2. To inform if the increase will be made by means of: (a) conversion of debentures into shares; (b) right of subscription or of subscription bonds; (c) capitalization of AFACs with subscription of new shares.

A – The capital increase will be made by means of credit capitalization of the AFACs with subscription of new shares.

3. To explain, in detail, the increase reasons and its legal and economic consequences.

A – Financially, the AFACs capitalization will have the following effects:

The elimination of the financial expenses caused by the Selic rate updating, which has been causing, annually, a significant impact on the company’s results with a consequent decrease of the dividends to be paid to the shareholders.

4. To provide a copy of the Fiscal Council opinion, if applicable.

A – It will be provided with this document.

5. In case of capital increase by means of subscription of shares:

a.   To describe the use of proceeds.

A – As the capitalization will be coming from the AFAC credits, the values to be received in the subscription will be addressed to the holder of the credits. (§ 2nd of the Art. 171 of Law 6,404/76).

b.    To inform the amount of each kind and class of shares issued.

A – The amount of ON and PNB shares issued will be the result of AFACs subscribed, divided by the value corresponding to the average of the average quotations, weighted by the quantity of shares negotiated in BM&FBovespa over the last 30 (thirty) negotiations prior to the date of the Extraordinary General Meeting, to be held on 01/11/2011.

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c. To describe the rights, advantages and restrictions related to the shares to be issued.

A – The shares issued in this transaction of capital increase will have the same rights as the other shares that make up the share capital.

d. To inform if the subscription will be public or private

A – It will be private.

e.    If it is a private subscription, inform if the related parts, as defined by the accounting rules which refer to this subject, will subscribe shares in the process of the capital increase, specifying the respective amounts, when they are already known.

A – Government and BNDESpar are the holders of th AFACs, therefore, the values to be capitalized in the process of subscription will be credited to the respective holders.

f.     To inform the issue price of new shares or the reasons by which their price shall be delegated to the Board of Directors, in the event of public distribution.

A – The proposal of the Board of Directors to be approved by the AGE enunciates that the subscription prices of common ON and preferred PNB shares shall be fixed taking into account the correspondent value of the average of the average quotations, weighted by the quantity of shares negotiated in BM&FBovespa over the last 30 (thirty) negotiations prior to date of the General Extraordinary Meeting to be held on 01/11/2011.

g.    To inform the face value of the issued shares or, if they are shares without face value, the part of the issue price which will be addressed to the capital reserve.

A – The shares will be issued without face value and there will not be any part addressed to the capital reserve.

h.    To provide the opinion of the Management about the increase capital effects, mainly in terms of the diluter caused by the increase.

A – The opinion of the Management is that the operation is beneficial to the company as it eliminates the financial expenses caused by the Selic rate and its updating, which has been generating, annually, a significant impact on the company’s result with the consequent decrease of the dividends to be paid to the shareholders.

i.      To inform the calculation criteria of the price and justify, in details, the aspects which determined your choice.

A – The subscription prices of the common ON and preferred PNB shares shall be fixed taking into account the value correspondent to the average of the average quotation, weighted by the quantity of shares traded in BM&FBovespa over the last 30 (thirty) negotiations prior to the date of the General Extraordinary Meeting to be held on 01/11/2011.

j.     If there is premium or discount on the shares issued in relation to the market, identify the reason of the premium or discount and explain how it was fixed.

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A – Not applicable

k.    To provide a copy of every report and studies that support the price of issuance

A – For the determination of the price of shares see item “i” above.

l.     To inform the quotation of each kind and classes of company shares in the markets where they are traded, identifying:

a.    Minimum, average and maximum quotation of each year in the last three years.

*BOVESPA – ON (Values in R$)				*BOVESPA – PNB (Values in R$)
	Maximum	Minimum	Average		Maximum	Minimum	Average
2007	58.63	22.30	40.87	2007	58.26	21.25	39.83
2008	31.75	18.71	26.43	2008	28.24	18.16	24.53
2009	40.64	22.30	27.77	2009	35.40	22.01	25.47

*BOVESPA - PNA
	Maximum	Minimum	Average
2007	34.00	30.00	32.00
2008	33.00	28.50	30.75
2009	41.03	29.71	35.37

LATIBEX – Xeltb (Values in EUR)				LATIBEX – Xelto (Values in EUR)
	Maximum	Minimum	Average		Maximum	Minimum	Average
2007	11.38	7.19	9.14	2007	11.30	6.50	9.38
2008	11.13	6.21	9.25	2008	12.87	6.43	10.01
2009	13.99	7.23	9.27	2009	15.76	7.46	10.12

EBR (Values in US$)				EBRB (Values in US$)
	Maximum	Minimum	Average		Maximum	Minimum	Average
2007	16.00	9.00	12.84	2007	15.50	9.30	12.59
2008	19.90	7.55	14.61	2008	17.60	5.15	13.64
2009	22.48	9.21	14.25	2009	19.72	8.75	13.02

Notes:

(i)  The values of the quotations in the tables above are not reflecting the dividends adjustments paid afterwards.

(ii) * Source: Bovespa site

b.    Minimum, average and maximum quotation of each quarter for the last two (2) years

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*BOVESPA – ON (Values in R$)				*BOVESPA – ON (Values in R$)
2008	Maximum	Minimum	Average	2009	Maximum	Minimum	Average
1st Quarter	28.10	20.15	24.48	1st Quarter	28.48	23.25	25.87
2nd Quarter	31.47	23.51	27.07	2nd Quarter	30.40	24.85	27.09
3rd Quarter	31.75	21.02	28.43	3rd Quarter	30.99	26.50	28.15
4th Quarter	30.20	29.41	25.57	4th Quarter	40.64	24.60	29.96

*BOVESPA – PNB (Values in R$)				*BOVESPA – PNB (Values in R$)
2008	Maximum	Minimum	Average	2009	Maximum	Minimum	Average
1st Quarter	28.10	20.65	24.44	1st Quarter	26.69	22.50	24.36
2nd Quarter	27.98	23.94	25.58	2nd Quarter	29.27	23.90	25.89
3rd Quarter	28.10	18.50	24.62	3rd Quarter	27.17	23.92	25.20
4th Quarter	28.24	18.16	23.48	4th Quarter	35.40	22.01	26.47

*BOVESPA - PNA				*BOVESPA - PNA
2008	Maximum	Minimum	Average	2009	Maximum	Minimum	Average
1st Quarter	32.00	29.99	31.00	1st Quarter	29.71	29.71	29.71
2nd Quarter	28.50	28.50	28.50	2nd Quarter	31.00	31.00	31.00
3rd Quarter	33.00	33.00	33.00	3rd Quarter	33.59	31.50	32.55
4th Quarter	33.00	33.00	33.00	4th Quarter	41.03	33.49	37.26

LATIBEX – Xeltb (Values in EUR)				LATIBEX – Xeltb (Values in EUR)
2008	Maximum	Minimum	Average	2009	Maximum	Minimum	Average
1st Quarter	10.92	7.95	9.30	1st Quarter	9.20	7.23	8.06
2nd Quarter	10.90	9.14	9.90	2nd Quarter	10.17	8.11	9.16
3rd Quarter	11.13	7.23	9.86	3rd Quarter	10.37	9.01	9.45
4th Quarter	9.01	6.21	7.88	4th Quarter	13.99	8.00	10.43

LATIBEX – Xelto (Values in EUR)				LATIBEX – Xelto (Values in EUR)
2008	Maximum	Minimum	Average	2009	Maximum	Minimum	Average
1st Quarter	11.49	7.91	9.32	1st Quarter	9.46	7.46	8.58
2nd Quarter	12.50	8.99	10.48	2nd Quarter	10.91	8.36	9.57
3rd Quarter	12.87	8.21	11.41	3rd Quarter	11.64	10.05	10.56
4th Quarter	12.48	6.43	9.13	4th Quarter	15.76	9.43	11.73

EBR (Values in US$)				EBRB (Values in US$)
2008	Maximum	Minimum	Average	2009	Maximum	Minimum	Average
1st Quarter	16.55	11.15	13.98	1st Quarter	12.43	9.21	11.15
2nd Quarter	19.10	13.05	16.28	2nd Quarter	15.05	10.99	13.11
3rd Quarter	19.90	11.10	16.96	3rd Quarter	16.76	14.02	15.10
4th Quarter	14.45	7.55	11.10	4th Quarter	22.48	13.85	17.47

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EBR (Values in US$)				EBRB (Values in US$)
2008	Maximum	Minimum	Average	2009	Maximum	Minimum	Average
1st Quarter	16.70	11.25	14.02	1st Quarter	11.74	8.75	10.48
2nd Quarter	16.80	5.15	15.49	2nd Quarter	13.70	10.66	12.55
3rd Quarter	17.60	10.00	14.75	3rd Quarter	14.79	12.36	13.50
4th Quarter	12.70	7.15	10.23	4th Quarter	19.72	12.29	15.41

Notes:

(i)  The values of the quotations in the tables above are not reflecting the dividends adjustments paid afterwards.

(ii) *Source: Bovespa site

c.    Minimum, average and maximum quotation of each month, for the last 6 (six) months

*BOVESPA – ON (Values in R$)				*BOVESPA – PNB (Values in R$)
2010	Maximum	Minimum	Average	2010	Maximum	Minimum	Average
June	25.07	21.99	23.55	June	29.73	25.91	27.83
July	23.90	21.50	22.34	July	28.67	25.39	26.68
August	23.12	21.30	22.52	August	27.59	25.36	26.57
September	21.95	20.99	21.51	September	25.98	24.66	25.35
October	26.11	21.36	23.62	October	30.72	24.27	27.60
November	24.25	21.62	22.81	November	28.66	25.51	26.92

*BOVESPA - PNA
2010	Maximum	Minimum	Average
June	40.00	40.00	40.00
July	40.00	40.00	40.00
August	40.00	40.00	40.00
September	36.00	35.00	35.44
October	35.06	35.06	35.06
November	38.00	38.00	38.00

LATIBEX – Xelto (Values in EUR)				LATIBEX – Xeltb (Values in EUR)
2010	Maximum	Minimum	Average	2010	Maximum	Minimum	Average
June	11.50	9.88	10.71	June	13.55	11.67	12.67
July	10.77	9.39	9.89	July	12.77	11.13	11.81
August	10.21	9.47	9.82	August	12.27	11.03	11.73
September	9.99	9.01	9.54	September	11.63	10.78	11.26
October	11.29	9.08	10.08	October	13.34	10.92	11.88
November	10.19	9.37	9.77	November	12.04	11.22	11.56

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EBR (Values in US$)				EBRB (Values in US$)
2010	Maximum	Minimum	Average	2010	Maximum	Minimum	Average
June	14.93	11.90	13.31	June	16.87	14.05	15.45
July	13.40	12.16	12.80	July	15.91	14.44	15.19
August	13.33	12.25	12.80	August	15.90	14.55	15.21
September	13.01	12.37	12.71	September	15.33	14.40	14.89
October	15.93	12.87	14.31	October	18.51	15.03	16.70
November	14.71	12.73	13.63	November	17.25	14.95	16.03

Note:

(i)  * Source: Bovespa site

d.    Average quotation of the last 90 days

*BOVESPA – ON (Values in R$)				*BOVESPA – PNB (Values in R$)
	Maximum	Minimum	Average		Maximum	Minimum	Average
90 days	26.11	20.99	22.64	90 days	30.72	24.27	26.63

*BOVESPA - PNA
	Maximum	Minimum	Average
90 days	38.00	35.00	35.84

LATIBEX – Xelto (Values in EUR)				LATIBEX – Xeltb (Values in EUR)
	Maximum	Minimum	Average		Maximum	Minimum	Average
90 days	11.29	9.01	9.80	90 days	13.34	10.78	11.56

EBR (Values in US$)				EBRB (Values in US$)
	Maximum	Minimum	Average		Maximum	Minimum	Average
90 days	15.93	12.37	13.55	90 days	18.51	14.40	15.87

Note:

(i)  *Source: Bovespa site

m.  To inform the prices of issuance in the capital increase realized in the last three years

A – In the last 3 (three) years just one capital increase was made. In this occasion, the issue price was established by its VPA (net equity = R$ 70.79), as a consequence of the compulsory loan credit capitalization pursuant to Law nº 1,512/76.

n.    To present the percentage of the potential dilution resulting from the issue

A – There is a great possibility of not having a dilution as all the shareholders will have the opportunity of subscribing in the proportion of the number of shares they hold.

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o.    To inform the periods of time, conditions and kind of subscription and payment  of the issued shares

A – The period of time will be 30 days. The subscription will be done in local currency (Brazilian Real) by means of a subscription report with a reserve for left overs. The payment of the subscribed shares will be done at the moment of the subscription. The subscribed shares will be added to the already existing shareholder position registered on the Eletrobras books in custody of Banco Bradesco, after the capital increase ratification.

p.    To inform if the shareholders will have the right of preference to subscribe the new issued shares and to detail the terms and conditions to which this right is  subject

A – The shareholders who are on base on the date of the realization of the Extraordinary General Meeting (AGE), will have the preference of subscription, on the proportion of the number of shares that they hold (Art. 171 of Law nº 6,404/76). The subscription period will be from 01/14/2011 to 02/12/2011.

q.    To inform the administration proposal for the treatment of eventual left overs

A – As the issue is the capital increase with the credit capitalization of AFACs with the Government and the BNDESpar being the holders, the respective institutions will subscribe to the leftovers.

r.     To describe, in detail, the proceedings which will be adopted, if there is the possibility of partial ratification of the capital increase.

A – Not applicable

s.    In the event of the price issuance of shares being total or partially realized in assets other than shares

A – Not applicable

6. In the event of capital increase by means of capitalization of AFACs.

  To inform if it will imply in alterations in the face value of the shares, if applicable, or distribution of new shares among the shareholders.
  A – The issued shares will not have face value. The capital increase will  be done with subscription of new shares without face value.

  To inform if the capitalization of AFACs will be made with or without alteration in the number of shares, in the companies with shares without face value.

A – It will be made with alteration in the number of shares.

  In the event of distribution of new shares

i. To inform the number of each kind and class of issued shares

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A – The number of issued ON and PNB shares will be the value of AFACs in the proportion of shares that compose the share capital, in other words: 79.93% in ON and 20.07% in PNB – divided by the value correspondent to the average of the average quotations, weighted by the quantity of shares traded in BM&FBovespa over the last 30 (thirty) negotiations prior to the date of the General Extraordinary Meeting that will be held on 01/11/2011.

ii. To inform the percentage of shares the shareholders will receive.

A – The percentage will be in the proportion of number of shares that each shareholder holds on the date of the AGE.

iii. To describe the rights, advantages and restrictions attributed to the shares to be issued.

A – The issued shares in this transaction of capital increase will have the same rights as the other shares that compose the share capital.

iv. To inform the cost of acquisition to be attributed, in reais per share, so that the shareholders may comply with Art. 10 of Law 9,249, of December 26 1995

A – Not applicable

v. To inform the treatment of fractions, if applicable

A – Not applicable

       d.  To inform theterm stated in Paragraph 3 of Article 169 of Law 6404, of 1976

 A – The period will be of 30 days

  To inform and provide the information and documents stated in item 5 above, when applicable

A – The information is already described in the item 5 above.

7. In the event of capital increase by conversion of debentures into shares or by subscription of bonds

A – Not applicable

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 5, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.